TEXARKANA FIRST FINANCIAL CORPORATION


                  1998 ANNUAL REPORT TO STOCKHOLDERS




                          TABLE OF CONTENTS





                                                                      Page

    Chairman's Letter to Stockholders.................................  1

    Corporate Profile.................................................  2

    Selected Financial Data...........................................  3

    Supplementary Financial Information...............................  4

    Management's Discussion and Analysis of Financial Condition
      and Results of Operations.......................................  5

    Report of Independent Certified Public Accountants................ 18

    Financial Statements.............................................. 19

    Directors and Officers............................................ 43

    Banking Locations................................................. 43

    Stockholder Information........................................... 44

                           Letter to Our Stockholders


Fiscal year 1998 was an eventful year. International economic problems rolled through financial markets causing nearly a 2000 point drop in the Dow Jones Industrial Average. Investors sold stocks and bought bonds which resulted in interest rates dropping dramatically. With interest rates declining significantly, borrowers refinanced mortgages in record amounts and loan activity set new records.

Closer to home, these low interest rates led to record highs in loan activity for the association. Loan originations were almost $65 million, a 49% increase over the previous year. With this record of originations, our loan portfolio grew $7.4 million with $14 million of loans sold in the secondary market. Growth was evident in other areas with total assets increasing $10.7 million or 6% and deposits increasing $8.7 million or 6.1%.

Profitable growth has been and continues to be our primary objective. In this past year, net income reached a record high of $3.3 million, an increase of 14.6%, resulting in earnings per share increasing to $2.03 from $1.71, an 18.7% increase. The return on equity improved to 11.85% from 10.74% and the return on average assets reached a high of 1.78%. Our strong equity position, a ratio of 14.5% of capital to assets, continues to exceed industry standards.

This past year also marked the third expansion of an existing branch office. The DeQueen Branch moved from a leased downtown facility into a newly constructed building located on U.S. Highway 70 West. Since moving into this new building in August 1997, deposits have increased 12% and loans have increased 19%. Also, our architect has completed the plans for a new branch office on Richmond Road in Texarkana. This new facility will be a full service facility and will be the first office in another state for the association. This branch is necessary as it will give us a location in the high growth area of Texarkana and allow us to better serve our existing Texas customers.

Looking back over the past year,we were able to continue with positive measures to reduce our equity to asset ratio. An additional 111,000 company shares were purchased to be held as treasury shares and the quarterly dividend to stockholders was increased to $.16 per share. Together, this reduced our equity to asset ratio from 15.3% to 14.5%. In fiscal year 1999, we will continue to look for ways to enhance shareholder value.

With the continued help of our depositors, borrowers, employees, directors and stockholders, we look forward to a profitable 1999.


                                         Sincerely,

                                         /s/ James W. McKinney

                                         James W. McKinney
                                         Chairman and Chief Executive Officer

                             CORPORATE PROFILE




Texarkana First Financial Corporation (the "Company") was incorporated in March 1995 under Texas law for the purpose of acquiring all of the capital stock issued by First Federal Savings and Loan Association of Texarkana (the "Association") in connection with the Association's conversion from a federally chartered mutual savings and loan association to a federally chartered stock savings and loan association (the "Conversion"). The Conversion was consummated on July 7, 1995 and, as a result, the Company became a unitary savings and loan holding company for the Association. The Company has no significant assets other than the shares of the Association's common stock acquired in the Conversion and the loan to the Employee Stock Ownership Plan("ESOP") and has no significant liabilities. The business and management of the Company consists primarily of the business and management of the Association. The Company has no other subsidiaries and the Association has no subsidiaries.

The Association is a federally chartered stock savings and loan association which conducts business through its main office and four full service branch offices. The Association is primarily engaged in attracting deposits from the general public and using these funds primarily to originate single-family (one-to-four units) residential loans and to a significantly lesser extent, nonresidential or commercial real estate loans, construction loans on primarily residential properties, consumer loans and multi-family loans. To a limited extent, the Association also invests in securities issued by the United States Government and agencies thereof and mortgage-backed securities. The Association derives its income principally from interest earned on loans and investments and, to a lesser extent, from fees received in connection with the origination of loans and for other services. The Association's primary expenses are interest expense on deposits and general operating expenses. Funds for activities are provided primarily by deposits, amortization and prepayments of outstanding loans and other sources. The Association's goal is to continue to serve its market area of southwest Arkansas and northeast Texas as a community oriented, independent financial institution dedicated primarily to financing home ownership while providing needed financial services to its customers in an efficient manner.

The Company's and the Association's executive offices are located at Third and Olive Streets, Texarkana, Arkansas 71854 and their telephone number is (870) 773-1103.

                                SELECTED FINANCIAL DATA
                     (Dollars in Thousands, Except Per Share Data)


      Years Ended September 30   1998     1997     1996     1995     1994
                               -------- -------- -------- -------- --------
     SUMMARY INCOME STATEMENT
     Interest income...........$ 14,678 $ 13,417 $ 12,745 $ 11,236 $  9,528
     Interest expense..........   7,905    6,982    6,480    6,042    5,035
     Net interest income.......   6,773    6,435    6,265    5,194    4,493
     Provision for loan losses.    (100)      --       --      177       --
     Noninterest income........   1,151      755      753      665    1,277
     Noninterest expense(1)....   2,933    2,604    3,335    2,367    2,010
     Income before income tax..   5,091    4,586    3,683    3,315    3,760
     Income tax expense........   1,785    1,702    1,282    1,312    1,219
     Net income(1).............   3,306    2,884    2,401    2,003    2,541

     PER COMMON SHARE(2)
     Net income(basic).........  $ 2.03   $ 1.71   $ 1.31   $  .40      N/A
     Net income(diluted).......  $ 1.94   $ 1.68   $ 1.31   $  .40      N/A
     Cash dividends declared(3)  $  .58   $  .50   $ 3.45       --      N/A
     Dividend payout ratio.....   28.54%   29.53%  263.36%      --      N/A
     Book value(end of year)...  $16.36   $15.32   $14.02   $16.54      N/A
     Market price(end of year).  $22.38   $23.75   $14.25   $13.25      N/A
     Market/book(end of year)..  136.80%  155.03%  101.64%   80.11%     N/A

     YEAR-END BALANCES
     Total assets..............$189,451 $178,710 $165,747 $160,652 $140,178
     Investment securities.....  27,685   21,176   17,458   21,432   17,004
     Loans receivable, net..... 155,781  148,471  136,805  123,309  118,548
     Deposits.................. 151,955  143,207  133,071  124,953  124,496
     Stockholders' equity......  27,416   27,380   26,424   32,808   12,996

     PERFORMANCE RATIOS
     Net interest margin.......    3.74%    3.90%    3.90%    3.59%    3.40%
     Return on average assets..    1.78     1.71     1.46     1.35     1.85
     Return on average equity..   11.85    10.74     7.34    10.92    21.44
     Operating efficiency(4)...   37.01    36.22    47.52    40.40    34.84

     ASSET QUALITY RATIOS
     Nonperforming loans to
      total loans..............     .19%     .19%     .15%     .17%     .09%
     Nonperforming assets to
      total assets.............     .18      .23      .17      .33      .53
     Allowance for loan losses
      to nonperforming loans...  342.32   401.43   540.09   536.92   872.32
     Allowance for loan losses
      to total loans...........     .64      .76      .84      .91      .81
     Net charge-offs to
      average total loans......    .014     .015     .003     .004      .14

     CAPITAL RATIOS
     Tier 1 capital to assets..   14.42%   15.29%   15.95%   15.40%    9.26%
     Tier 1 risk-based capital.   23.69    25.12    26.99    27.74    16.07
     Total risk-based capital..   24.24    25.82    27.78    28.68    16.47

(1) 1996 includes the special SAIF assessment of $835,000 ($515,000 net).

(2) 1995 per share data is for the period beginning July 7, the IPO date.

(3) 1996 includes a $3.00 special one-time distribution.

(4) Noninterest expense to net interest income plus noninterest income.

                          SUPPLEMENTARY FINANCIAL INFORMATION




                          Selected Quarterly Operating Results
                      (Dollars In Thousands, Except Per Share Data)



                                 Fourth       Third      Second       First
                                 Quarter     Quarter     Quarter     Quarter
                                 -------     -------     -------     -------
 Year Ended September 30, 1998
   Interest income.............. $3,757      $3,686      $3,641      $3,594
   Interest expense.............  2,054       1,998       1,930       1,923
   Net interest income..........  1,703       1,688       1,711       1,671
   Provision for loan losses....     --        (100)         --          --
   Noninterest income...........    307         263         325         256
   Noninterest expense..........    719         732         751         731
   Net income...................    900         842         808         756
  Per common share:
   Net income (basic)........... $  .56      $  .52      $  .49      $  .46
   Net income (diluted).........    .54         .49         .47         .44
   Cash dividends...............    .16         .14         .14         .14
   Common stock price:
    High........................  28.25       30.63       29.63       27.13
    Low.........................  21.88       27.88       24.75       23.88
    Last trade..................  22.38       28.38       27.75       25.00
  Selected ratios (annualized):
   Net interest margin..........   3.62%       3.69%       3.87%       3.78%
   Return on average assets.....   1.86        1.80        1.78        1.67
   Return on average equity.....  12.74       11.97       11.78       10.88



 Year Ended September 30, 1997
   Interest income.............. $3,486      $3,415      $3,283      $3,233
   Interest expense.............  1,851       1,744       1,687       1,700
   Net interest income..........  1,635       1,671       1,596       1,533
   Provision for loan losses....     --          --          --          --
   Noninterest income...........    216         202         163         174
   Noninterest expense..........    651         602         626         725
   Net income...................    756         797         712         619
  Per common share:
   Net income (basic)........... $  .46      $  .47      $  .42      $  .36
   Net income (diluted).........    .44         .47         .41         .36
   Cash dividends...............  .1400       .1400       .1125       .1125
   Common stock price:
    High........................  24.88       19.50       17.38       15.63
    Low.........................  19.38       15.63       14.75       13.63
    Last trade..................  23.75       19.50       16.50       15.63
  Selected ratios (annualized):
   Net interest margin..........   3.80%       4.03%       3.98%       3.79%
   Return on average assets.....   1.71        1.87        1.74        1.50
   Return on average equity.....  11.01       11.79       10.82        9.30

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General

Management's discussion and analysis of results of operations is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements and the other sections contained in this Annual Report.

The Company's results of operations depend primarily on its net interest in-come, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. The Company's results of operations also are affected by the provision for loan losses, the level of its noninterest income and expenses, and income tax expense.


Asset and Liability Management

The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. As of September 30, 1998, the Association estimates that its one-year gap was a negative 48.0% and its ratio of interest-earning assets to interest-bearing liabilities maturing or repricing within one year was 67.6%.

In order to minimize potential for adverse effects of material and prolonged increases in interest rates on the Company's results of operations, management has implemented and continues to monitor asset/liability management policies to better match the maturities and repricing terms of the Association's interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of: (i) emphasizing the origination of adjustable-rate mortgage loans ("ARMs"); and (ii) selling its fixed-rate residential mortgage loans.

The Association focuses its lending activities on the origination of one year adjustable-rate residential mortgage loans and, to a lesser extent, three-year and five-year adjustable rate residential mortgage loans. Although adjustable-rate loans involve certain risks, such loans decrease the risks associated with changes in interest rates. As a result of the Association's efforts, as of September 30, 1998, $93.3 million or 88.5% of the Association's portfolio of one-to-four family residential mortgage loans consisted of ARMs.

In order to offer a full range of loan products to its customers, the Association continues to originate fixed-rate loans and sell most of such loans to the Federal Home Loan Mortgage Corporation ("FHLMC"). The Association also originates mortgage loans insured by the Federal Housing Administration ("FHA") and mortgage loans guaranteed by the Office of Veterans Affairs("VA") and sells such loans to an independent mortgage company. During the years ended September 30, 1998 and 1997, such sales amounted to $13.6 million and $2.2 million, respectively. Such sales were conducted as a means of minimizing the interest rate risk associated with such loans.

Deposits are the Association's primary funding source. The Association prices its deposit accounts based upon competitive factors and the availability of prudent lending and investment opportunities. Pursuant to this policy, the Association has generally neither engaged in sporadic increases or decreases in interest rates paid nor offered the highest rates available in its deposit market except upon specific occasions to control deposit flow or when market conditions have created opportunities to attract longer-term deposits. In addition, the Association does not pursue an aggressive growth strategy which would force the Association to focus exclusively on competitors' rates rather than deposit affordability. This policy has assisted the Association in controlling its cost of funds.


Net Portfolio Value

Management also presently monitors and evaluates the potential impact of interest rate changes upon the market value of the Association's portfolio equity and the level of net interest income on a quarterly basis. The OTS adopted a final rule in August 1993 incorporating an interest rate risk component into the risk-based capital rules and under such rule, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate component from total capital for purposes of calculating the risk-based capital requirement. An institution with a greater than "normal" interest rate risk is defined as an institution that would suffer a loss of net portfolio value ("NPV") exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. A resulting change in NPV of more than 2% of the estimated market value of an institution's assets will require the institution to deduct from its capital 50% of that excess change. The rule provides that the OTS will calculate the interest rate risk component quarterly for each institution. The OTS has recently indicated that no institution will be required to deduct capital for interest rate risk until further notice. Small, highly capitalized institutions, such as the Association, which have less than $300 million of assets and a risk-based capital ratio in excess of 12% are not generally sub-ject to the interest rate risk component. Although First Federal is not subject to the interest rate risk component of the risk-based capital rules, the maturity/rate data is voluntarily submitted to the OTS so that management remains aware of the potential impact of interest rate changes as reported quarterly by the OTS in its interest rate risk exposure report.

The following table presents First Federal's NPV as of September 30, 1998, as calculated by the OTS, based on information which was provided to the OTS by First Federal.

                              Net Portfolio Value
-------------------------------------------------------------------------------
                                     Estimated
   Change in                         NPV As A
 Interest Rates      Estimated        % of PV          Amount         Percent
 (basis points)         NPV          of Assets        of Change      of Change
----------------   -------------   --------------   -------------   -----------
                               (Dollars in Thousands)

    +400 bp           $27,914          15.16%         $-3,144          -10%
    +300 bp            29,479          15.76           -1,580           -5
    +200 bp            30,455          16.08             -603           -2
    +100 bp            30,904          16.15             -155            0
       0 bp            31,058          16.08
    -100 bp            31,245          16.03             +187           +1
    -200 bp            31,703          16.09             +645           +2
    -300 bp            32,413          16.25           +1,355           +4
    -400 bp            33,219          16.43           +2,161           +7



     Risk Measures:  200 bp Rate Shock              9-30-98   6-30-98   3-31-98
----------------------------------------------      -------   -------   -------

Pre-Shock NPV Ratio:  NPV as % of PV of Assets       16.08%    16.21%    17.19%

Exposure Measure:  Post-Shock NPV Ratio              16.08%    15.41%    16.67%

Sensitivity Measure:  Change in NPV Ratio              0 bp     80 bp     52 bp

Changes in Financial Condition

General. The Company's assets increased $10.7 million or 6.0% to $189.5 million at September 30, 1998 from $178.7 million at September 30, 1997. The increase was due primarily to increases of $7.3 million or 4.9% in loans receivable and $6.5 million or 30.7% in investments, which were partially offset by a decrease of $3.4 million or 56.5% in cash and cash equivalents. The Company's total liabilities increased $10.7 million or 7.1% due primarily to increases of $8.7 million or 6.1% in deposits and $1.6 million or 32.3% in borrowed funds.

Cash and Cash Equivalents. Cash and federal funds sold decreased $3.4 million or 56.5% to $2.6 million at September 30, 1998 from $6.1 million at September 30, 1997. In addition to normal operating uses, the cash funds were used primarily to fund additional investments, payment of dividends and purchase of additional shares of Company common stock.

Investments. Investments increased $6.5 million or 30.7% to $27.7 million at September 30, 1998 from $21.2 million at September 30, 1997. Proceeds from maturing investments were primarily reinvested in new investments.

Loans Receivable. Loans receivable, net of unearned income, increased $7.3 million or 4.9% to $155.8 million at September 30, 1998 from $148.5 million at September 30, 1997. The increase in loans was the result of increases of $8.0 million or 5.8% in real estate loans, $1.4 million or 11.9% in consumer loans and $.5 million or 19.2% in commercial loans.

Nonperforming Assets. Total nonperforming assets decreased $58,000 or 14.3% to $349,000 or .18% of total assets at September 30, 1998 compared to $407,000 or
 .23% of total assets at September 30, 1997. At September 30, 1998, nonperforming loans were $293,000 or .19% of total loans compared to $280,000 or .19% of total loans at September 30, 1997. Foreclosed real estate owned decreased $71,000 or 55.9% to $56,000 at September 30, 1998 from $127,000 at
September 30, 1997. At September 30, 1998, the allowance for loan losses was $1.0 million or .64% of total loans and 342.32% of nonperforming loans compared to $1.1 million or .76% of total loans and 401.43% of nonperforming loans at September 30, 1997. Net charge-offs were $21,000 for both fiscal years ended September 30, 1998 and 1997.

Deposits. Deposits increased $8.7 million or 6.1% to $152.0 million at September 30, 1998 from $143.2 million at September 30, 1997. The increase in deposits was the result of increases of $7.1 million or 5.7% in certificates of deposit, $1.0 million or 19.3% in savings accounts, $481,000 or 6.4% in money market accounts and $149,000 or 2.3% in NOW accounts. The additional deposits were used primarily to fund increased loan demand and additional investments.

Borrowed Funds. Total borrowings increased $1.6 million or 32.3% to $6.6 million at September 30, 1998 from $5.0 million at September 30, 1997. Borrowings, from the FHLB of Dallas, were utilized to purchase and hold previously purchased GNMA adjustable rate mortgage-backed securities.

Stockholders' Equity. Stockholders' equity remained at $27.4 million at September 30, 1998, primarily the result of retained earnings which was partially offset by the purchase of additional treasury shares at a cost of $2.9 million. Net income increased $422,000 or 14.6% to $3.3 million for fiscal 1998 compared to $2.9 million for fiscal 1997. The ratio of stock-holders' equity to total assets was 14.5% at September 30, 1998 compared to 15.3% at September 30, 1997.

Average Balances, Net Interest Income, and Yields Earned and Rates Paid. The following table presents, for the periods indicated, the interest income and rates earned on average interest-earning assets, the interest expense and rates paid on average interest-bearing liabilities, and the net interest income and net interest margin which is net interest income divided by average interest-earning assets. Since interest-earning assets do not include any tax-exempt securities except for applicable state income taxes, income and rates include no adjustment for a tax-equivalent basis.


                                      Year Ended September 30,
                    ------------------------------------------------------------
                            1998                 1997                 1996
                    ------------------- -------------------- -------------------
                    Average Income/     Average Income/      Average Income/
                    Balance Expense     Balance Expense      Balance Expense
                                   Rate                Rate                 Rate
                      ($)     ($)   (%)   ($)     ($)   (%)    ($)     ($)   (%)
                    ------------------- -------------------- -------------------
                                       (Dollars in Thousands)
ASSETS

Loans receivable... 149,774 12,764 8.52 141,830 11,997 8.46 129,182 10,850 8.40
Investments........  22,626  1,362 6.02  21,099  1,264 5.99  29,527  1,738 5.89
Mortgage-backed
 securities........   8,803    552 6.27   2,119    156 7.35   2,067    157 7.60
                    ------- ------      ------- ------      ------- ------
  Earning assets... 181,203 14,678 8.10 165,048 13,417 8.13 160,776 12,745 7.93
                            ------              ------              ------
Nonearning assets..   4,752               3,994               3,601
                    -------             -------             -------
  Total assets..... 185,955             169,042             164,377
                    =======             =======             =======

LIABILITIES AND
STOCKHOLDERS' EQUITY

Transaction and
 savings accounts..  20,377    601 2.95  20,661    559 2.70  20,243    553 2.73
Other time deposits 126,634  6,942 5.48 117,718  6,376 5.42 107,866  5,919 5.49
                    ------- ------      ------- ------      ------- ------
  Total deposits... 147,011  7,543 5.13 138,379  6,935 5.01 128,109  6,472 5.05
Borrowings.........   6,436    362 5.63     827     47 5.72     143      8 5.87
                    ------- ------      ------- ------      ------- ------
  Interest-bearing
   liabilities..... 153,447  7,905 5.15 139,206  6,982 5.02 128,252  6,480 5.05
                            ------              ------              ------
Noninterest-bearing
 liabilities.......   4,601               2,976               3,420
                    -------             -------             -------
  Total liabilities 158,048             142,182             131,672
Equity               27,907              26,860              32,705
                    -------             -------             -------
  Total liabilities
   and equity...... 185,955             169,042             164,377
                    =======             =======             =======
Net interest income         6,773               6,435               6,265
                            =====               =====               =====

Net interest spread                2.95                3.11                2.88
Net interest margin                3.74                3.90                3.90

Rate/Volume Analysis.

Rate/Volume Analysis. The following table describes the extent to which changes in volume and changes in interest rates of interest-related assets and liabilities have affected interest income and expense during the periods indicated. Volume change is computed by multiplying the change in volume by the prior year rate. Rate change is computed by multiplying the change in rate by the prior year volume. Changes attributable to the combined impact of volume and rate are allocated proportionately to the changes due to volume and the changes due to rate.



                                     Change                  Change
                                 1998 from 1997          1997 from 1996
                              --------------------    --------------------
                               Increase(Decrease)      Increase(Decrease)
                                     Due to                  Due to
                              --------------------    --------------------
      (Dollars in Thousands)  Total  Volume   Rate    Total  Volume   Rate
                              -----  ------  -----    -----  ------  -----
   Change in interest income:
    Loans receivable.........$  767  $  681 $   86   $1,147  $1,069 $   78
    Investments..............    98      92      6     (474)   (505)    31
    Mortgage-backed securities  396     415    (19)      (1)      4     (5)
                              -----   -----  -----    -----   -----  -----
     Total interest income... 1,261   1,188     73      672     568    104
                              -----   -----  -----    -----   -----  -----


   Change in interest expense:
    Transaction and
     savings accounts........    42      (8)    50        6      13     (7)
    Other time deposits......   566     493     73      457     532    (75)
                              -----   -----  -----    -----   -----  -----
     Total deposits..........   608     485    123      463     545    (82)
    Borrowings...............   315     316     (1)      39      39     --
                              -----   -----  -----    -----   -----  -----
     Total interest expense..   923     801    122      502     584    (82)
                              -----   -----  -----    -----   -----  -----

     Net interest income.....$  338  $  387 $  (49)  $  170  $  (16) $ 186
                              =====   =====  =====    =====   =====  =====

Comparison of Results of Operations for Years Ended September 30, 1998 and 1997

General. The Company's net income was $3.3 million for fiscal 1998 compared to $2.9 million for fiscal 1997. The increase of $422,000 or 14.6% during fiscal 1998 was primarily due to increases of $338,000 in net interest income and $396,000 in noninterest income and a $100,000 credit to provision for loan losses, all of which were partially offset by increases of $329,000 in noninterest expense and $83,000 in income tax expense.

For fiscal 1998 and fiscal 1997, net income per common share was $2.03 and $1.71, respectively (diluted $1.94 and $1.68, respectively). Return on average assets was 1.78% and 1.71%, respectively, and return on average equity was 11.85% and 10.74%, respectively.

Net Interest Income. The Company's net interest income increased $338,000 or 5.3% to $6.8 million for fiscal 1998 compared to $6.4 million for fiscal 1997. The increase was due to an increase of $1.3 million or 9.4% in interest income which was partially offset by an increase of $923,000 or 13.2% in interest expense. The increase in interest income was primarily due to an increase in the average balance of interest earning assets. The increase in interest expense was due to an increase in the average balance of interest bearing liabilities and an increase in the average rate. For fiscal year 1998 compared to fiscal year 1997, the net interest margin was 3.74% and 3.90%, respectively, and the net interest spread was 2.95% and 3.11%, respectively.

Interest Income. During fiscal 1998 compared to fiscal 1997, total interest income increased $1.3 million or 9.4% primarily due to an increase in average balance. The average balance of total earning assets increased $16.2 million to $181.2 million from $165.0 million and the average yield declined to 8.10% from 8.13%. The increase in total interest income was due to increases in income on loans and income on investments. Interest income on loans increased $767,000 or 6.4% of which $681,000 was due to an increase in average balance and $86,000 was due to an increase in average yield. The increase in the average balance of loans to $149.8 million from $141.8 million was due to increased loan demand while the increase in the average yield to 8.52% from 8.46% primarily reflects market interest rates and the result of sales of lower fixed rate loans during the first half of fiscal 1998. Interest income on investments (including mortgage-backed securities) increased $494,000 or 34.8% of which $507,000 was due to an increase in average balance, partially offset by a decrease of $13,000 due to a decline in average yield.

Interest Expense. During fiscal 1998 compared to fiscal 1997, total interest expense increased $923,000 or 13.2% of which $801,000 was due to an increase in average balance and $122,000 due to an increase in average rate. The average balance of total interest-bearing liabilities increased $14.2 million to $153.4 million from $139.2 million and the average rate increased to 5.15% from 5.02%. The increase in total interest expense was due primarily to an increase in interest on deposits which increased $608,000 or 8.8% of which $485,000 was due to an increase in average balance and $123,000 due to an increase in average rate to 5.13% from 5.01%. Interest on borrowed funds increased $315,000 of which $316,000 was due to an increase in average balance, partially offset by a decrease of $1,000 due to a decline in the average rate to 5.63% from 5.72%.

Provision for Loan Losses. During fiscal 1998, the allowance for loan losses was reduced by $100,000 with a credit to the provision for loan losses. The adjustment reduced the amount of the unallocated reserve allowance. No charge has been made to provision for loan losses since March 1995. During this time, asset quality remained consistently favorable with a ratio of nonperforming loans to total loans of .19%, .19%, and .15% at September 30, 1998, 1997 and 1996, respectively. Management believes that the current allowance for loan losses is adequate based upon prior loss experience, the volume and type of lending conducted by the Association, industry standards, past due loans and the current economic conditions in the market area.

Noninterest Income. Noninterest income increased $396,000 or 52.5% to $1.15 million for fiscal 1998 compared to $755,000 for fiscal 1997. The increase was primarily due to increases in gain on sale of loans, loan origination fees and service charge income. See Note 16 of the Notes to the Consolidated Financial Statements for comparison of other noninterest income items.

Noninterest Expense. Noninterest expense increased $329,000 or 12.6% to $2.9 million for fiscal 1998 compared to $2.6 million for fiscal 1997. The increase was primarily due to increases in compensation and benefits expense and occupancy expense. The increase in compensation and benefits was due to a $167,000 or 15.5% increase in compensation and a $96,000 or 18.9% increase in benefits. The increase in compensation expense was primarily due to the addition of 4 employees - one in the fourth quarter of fiscal 1997, one in the second quarter of fiscal 1998 and two in the third quarter of fiscal 1998. The increase in benefits expense was due primarily to expenses related to the ESOP and the employee and director stock benefit plans. See Note 16 of the Notes to the Consolidated Financial Statements for comparison of other noninterest expense items.

Income Taxes. Income tax expense amounted to $1.8 million for fiscal 1998 and $1.7 million for fiscal 1997, resulting in effective tax rates of 35.1% and 37.1% respectively. The lower effective tax rate for 1998 was due to a $15,000 state tax refund, the $100,000 credit to provision for loan losses and the increased fair market value of vested Management Recognition Plan shares. The credit to provision for loan losses has the effect of tax free income since the provision, for tax purposes, is based on the experience method rather than the recorded provision amount. The Company's recorded expense for the vested Management Recognition Plan shares is limited to the fair market value at the date of award, but the allowable deduction, for tax purposes, is the fair market value at the date of vesting. The vested value in excess of the award value (an unrecorded, tax deductible, expense) was $202,000 in fiscal 1998 and $58,000 in fiscal 1997. The average award price is $14.50 per share and the average vested value per share was $27.34 in fiscal 1998 and $16.08 in fiscal 1997. See Note 10 of the Notes to the Consolidated Financial Statements.



Comparison of Results of Operations for Years Ended September 30, 1997 and 1996

General. The Company's net income was $2.9 million for fiscal 1997 compared to $2.4 million for fiscal 1996. The increase of $483,000 or 20.1% during fiscal 1997 was primarily due to an increase of $170,000 in net interest income, an increase of $2,000 in noninterest income and a decrease of $731,000 in noninterest expense, all of which were partially offset by an increase in income tax expense.

For fiscal 1997 and fiscal 1996, net income per common share was $1.71 and $1.31, respectively (diluted $1.68 and $1.31, respectively). Return on average assets was 1.71% and 1.46%, respectively, and return on average equity was 10.74% and 7.34%, respectively.

Net Interest Income. The Company's net interest income increased $170,000 or 2.7% to $6.4 million for fiscal 1997 compared to $6.3 million for fiscal 1996. The increase was due to an increase of $672,000 or 5.3% in interest income which was partially offset by an increase of $502,000 or 7.7% in interest expense. The increase in interest income was due to an increase in both the average balance of and average yield on interest earning assets while the increase in interest expense was due to an increase in the average balance of interest bearing liabilities, partially offset by a decline in the average rate. For fiscal year 1997 compared to fiscal year 1996, the net interest margin was 3.90% and 3.90%, respectively, and the net interest spread was 3.11% and 2.88%, respectively.

Interest Income. During fiscal 1997 compared to fiscal 1996, total interest income increased $672,000 or 5.3% of which $568,000 was due to an increase in average balance and $104,000 was due to an increase in average yield. The average balance of total earning assets increased $4.3 million to $165.0 million from $160.8 million and the average yield increased to 8.13% from 7.93%. The increase in total interest income was due to an increase in income on loans, partially offset by a decrease in income on investments. Interest income on loans increased $1.1 million or 10.6% of which $1.0 million was due to an increase in average balance and $.1 million was due to an increase in average yield. The increase in the average balance of loans to $141.8 million from $129.2 million was due to increased loan demand while the increase in the average yield to 8.46% from 8.40% primarily reflects the increase in market interest rates, particularly during the first half of fiscal 1997. Interest income on investments decreased $474,000 or 27.3% of which $505,000 was due to a decrease in average balance, partially offset by an increase of $31,000 due to an increase in average yield.

Interest Expense. During fiscal 1997 compared to fiscal 1996, total interest expense increased $502,000 or 7.7% of which $584,000 was due to an increase in average balance, partially offset by $82,000 due to a decline in average rate. The average balance of total interest-bearing liabilities increased $10.9 million to $139.2 million from $128.3 million and the average rate declined to 5.02% from 5.05%. The increase in total interest expense was due primarily to an increase in interest on deposits which increased $463,000 or 7.2% of which $545,000 was due to an increase in average balance, partially offset by a decrease of $82,000 due to a decline in average rate to 5.01% from 5.05%.

Provision for Loan Losses. No provisions were made for loan losses during fiscal 1997 and fiscal 1996. The $177,000 provision for loan losses during fiscal 1995 was due primarily to management's assessment at such time of an increased risk of loss in light of a proposed closing of a major local employer which employed approximately 2,500 persons in 1995 and approximately 1,600 persons in 1997. However, the Base Realignment and Closure Commission removed the depot from the closure list but proposed a transfer of certain operations to another depot. The reduction due to base realignments was completed October 1997 and resulted in a workforce reduction of approximately 600 employees.

Noninterest Income. Noninterest income increased $2,000 or .3% to $755,000 for fiscal 1997 compared to $753,000 for fiscal 1996. Such increase was primarily due to increases in service charge income and gain on sale of loans, and decreases of loan origination fees and various other noninterest income items. See Note 16 of the Notes to the Consolidated Financial Statements for comparison of other noninterest income items.

Noninterest Expense. Noninterest expense decreased $731,000 or 21.9% to $2.6 million for fiscal 1997 compared to $3.3 million for fiscal 1996. The decrease was primarily due to decreases in SAIF deposit insurance premium and legal and professional expense, which were partially offset by an increase in compensa-tion and benefits expense. The increase in compensation and benefits was due to a $91,000 or 9.3% increase in compensation and a $215,000 or 42.9% increase in benefits. The increase in compensation expense was the result of adding two additional staff members and normal salary and merit increases. The increase in benefits expense was due primarily to expenses related to the ESOP and the employee and director stock benefit plans. See Note 16 of the Notes to the Consolidated Financial Statements for comparison of other noninterest expense items.

Income Taxes. Income tax expense amounted to $1.7 million for fiscal 1997 and $1.3 million for fiscal 1996, resulting in effective tax rates of 37.1% and 34.8% respectively. See Note 10 of the Notes to the Consolidated Financial Statements.

Liquidity and Capital Resources

The Association's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Association's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans, sales of loans, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled loan amortization and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Association manages the pricing of its deposits to maintain a steady deposit balance. In addition, the Association invests excess funds in overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Association has generally been able to generate enough cash through the retail deposit market, its traditional funding source, to offset the cash utilized in lending and investing activities. As an additional source of funds, the Association may borrow from the FHLB of Dallas and has utilized this source of funds with borrowings of $6.6 million, $5.0 million and $2.9 million at September 30, 1998, 1997 and 1996, respectively.

All savings institutions are required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings
institutions.   At the present time, the required minimum liquid asset ratio is
4%.  At September 30, 1998, the Association's liquidity ratio was 11.30%.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Association maintains a strategy of investing in various lending products such as single-family residential loans. The Association uses its sources of funds primarily to meet its ongoing commitments, to pay maturing savings certificates and savings withdrawals and fund loan commitments. At September 30, 1998, the total approved loan commitments outstanding, excluding construction loans, amounted to $5.7 million and the unadvanced portion of construction loans approximated $5.8 million. At September 30, 1998, certificates of deposit scheduled to mature in one year or less totaled $96.8 million and investment securities scheduled to mature in one year or less totaled $2.1 million. Management believes that a significant portion of maturing deposits will remain with the Association.

As of September 30, 1998, the Association's regulatory capital was well in excess of all applicable regulatory requirements. See "Selected Financial Data" and Note 14 of the Notes to the Consolidated Financial Statements.

Recent Accounting Developments

In October 1995, the FASB issued SFAS no. 123, "Accounting for Stock-Based Compensation", requiring companies to provide new disclosures about employee stock options in the form of a note to the financial statements based on their fair value at the date of grant. Companies are permitted to switch to the fair value method to record compensation cost for new and modified employee stock options. Since options granted to employees generally are not traded on an exchange, companies are required to use recognized option pricing models to estimate the fair values. Valuations of option pricing models depend on such factors as the relationship of the underlying stock's price to the price of the option, expected dividend yields, expected volatility of the Company's stock price, the expected level of risk-free interest rates and the expected time remaining until the option expires. Valuations of the same pricing model could change if different assumptions were made. Option values are dependent on the future performance of the Company's stock and overall stock market conditions and there can be no assurance that the calculated values from an option pricing model will be realized. Companies are, however, allowed to measure compensation cost of all employee stock compensation plans using the intrinsic value based method of accounting. Companies that elect to remain with the existing accounting are required to make disclosures as if this statement had been adopted. The new disclosures are required in financial statements for fiscal years beginning after December 15, 1995, with earlier application permitted. The disclosures must include the proforma effects of options and other awards granted in fiscal years beginning after December 15, 1994. The Company, as permitted, has elected not to adopt the fair value accounting provisions of SFAS 123 and will continue to apply APB Opinion 25 and related Interpretations in accounting for plans and provide the required proforma disclosures of SFAS 123.

In February 1997, the FASB issued final standards on earnings per share ("EPS") under two new pronouncements, Statement of Financial Accounting Standards No. 128 and SFAS 129 which include standards for computing and presenting EPS and for disclosing information about an entity's capital structure. The standards for EPS apply to entities with publicly held common stock or potential common stock, while the standards for disclosure about capital structure apply to all entities. The standards eliminate the presentation of primary EPS and require presentation of basic EPS, the principal difference being that common stock equivalents will not be considered in the computation of basic EPS. The standards also require dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and require a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS would include no dilution and would be computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS would reflect the potential dilution that could occur if the potential common shares were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The standards require restatement of all prior-period EPS data presented. SFAS 128 and SFAS 129 are effective for periods ending after December 15, 1997 and earlier application is not permitted.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". This statement establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income (including, for example, unrealized gains and losses on available for sale securities) be reported in a financial statement that is displayed with the same prominence as other financial statements. It requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement, and (b) display the accumulated balance of other comprehensive income separately from net worth and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. Adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". This statement requires disclosures for each segment that are similar to those required under current standards with the addition of quarterly disclosure requirements and a finer partitioning of geographic disclosures. It requires limited segment data on a quarterly basis. It also requires geographic data by country, as opposed to broader geographic regions as permitted under current standards. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997, with earlier application permitted. Since the statement is limited to additional disclosure, adoption of the statement will not have an impact on the Company's financial condition or results of operation.

In February 1998, the FASB issued SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits". This statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer as useful as they were when prior FASB statements were issued. This statement is effective for fiscal years beginning after December 15, 1997. Since the statement is disclosure related, it will not have an impact on the Company's financial condition or results of operations.

In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". This statement standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Entities are required to carry all derivative instruments in the statement of financial position at fair value. The accounting for changes in the fair value (that is, gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. SFAS No. 133 is effective for financial statements issued for periods beginning after June 15, 1999. Adoption of this statement is not expected to have a material effect on the Company's financial condition or results of operations.

Recent Legislation

Deposits of the Association are currently insured by the Savings Association Insurance Fund ("SAIF"). Both the SAIF and the Bank Insurance Fund ("BIF"), the federal deposit insurance fund that covers commercial bank deposits, are required by law to attain and thereafter maintain a reserve ratio of 1.25% of insured deposits. The previously underfunded status of the SAIF resulted in the introduction of federal legislation intended to, among other things, recapitalize the SAIF and address the resulting premium disparity between the two insurance funds. On September 30, 1996, The Omnibus Appropriations Act was signed into law. The legislation authorized a one-time charge on SAIF insured institutions in the amount of .657 dollars for every one hundred dollars of assessable deposits. Additional provisions of the Act include new BIF and SAIF premiums and the merger of BIF and SAIF. The new BIF and SAIF premiums will include a premium for repayment of the Financing Corporation ("FICO") bonds plus any regular insurance assessment, currently nothing for the lowest risk category institutions. Until full pro-rata FICO sharing is in effect, the FICO premiums for BIF and SAIF will be 1.3 and 6.4 basis points, respectively, beginning January 1, 1997. Full pro-rata FICO sharing is to begin no later than January 1, 2000. BIF and SAIF are to be merged on January 1, 1999, provided the bank and savings association charters are merged by that date.
As a result of this legislation, the Association's assessment amounted to $835,000 which was included in expense in September, the fourth quarter of fiscal 1996, and paid in November, the first quarter of fiscal 1997. While the one-time special assessment resulted in a significant reduction of the fiscal 1996 earnings, the resulting lower premiums benefited the fiscal 1998 and 1997 earnings and will continue to benefit future years earnings.

In August 1996, the Small Business Job Protection Act was signed into law.
This act repealed the percentage method of computing the bad debt deduction for tax years beginning after December 31, 1995. The state of Arkansas repealed the deduction effective for years beginning after January 1, 1997.
If certain conditions apply, the Company would have to include in income pre-vious bad debt deductions. For federal tax purposes the conditions do not apply, and so long as the Association (the Company's subsidiary) continues to qualify as a thrift or a bank no repayment of the tax on prior bad debt deduct-ions will be required. Should the Association fail to qualify as a thrift or bank, the tax would have to be repaid ratably over a six year period. The Association is currently in no jeopardy of failing to qualify as a thrift or bank. The Company will have to repay tax on approximately $1.5 million of bad debt deductions for state tax purposes. The Company has made provision of $89,000 for this tax and expects this repayment to have no further effect on income.

In July, 1997, congress passed the 1997 Tax Law which contained both individual and business tax provisions. Although the majority of the law's provisions relate to individuals, it also contains several business related provisions. Business related provisions include extensions of special tax credits that were scheduled to expire in 1997, a new welfare-to-work tax credit, modification of alternative minimum tax provisions, a change in the net operating carryforward/carryback periods, new rules affecting IRAs and modifications of rules affecting tax-qualified retirement plans and certain other retirement savings vehicles. The 1997 Tax Law will have no material impact on the Company's financial condition or results of operations.



Impact of Inflation and Changing Prices

The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.

Unlike most industrial companies, virtually all of the Company's and the Association's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.

                        REPORT OF INDEPENDENT AUDITORS




                                          November 16, 1998



The Board of Directors and Stockholders
Texarkana First Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Texarkana First Financial Corporation and subsidiary as of September 30, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Texarkana First Financial Corporation and subsidiary as of September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1998, in conformity with generally accepted accounting principles.







                                              Wilf & Henderson, P. C.
                                              Certified Public Accountants

                    TEXARKANA FIRST FINANCIAL CORPORATION
                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                      (In Thousands, Except Share Data)


                                                       At September 30,
                                                        1998      1997
                                                     --------  --------
ASSETS

Cash and cash equivalents
   Cash and due from banks                           $  2,341  $  1,147
   Interest-bearing deposits in other banks               249     3,331
   Federal funds sold                                      45     1,575
                                                     --------  --------
      Total cash and cash equivalents                   2,635     6,053
Investment securities available for sale               25,651    18,767
Mortgage-backed securities held to maturity               849     1,293
Federal Home Loan Bank stock                            1,185     1,116
Loans receivable                                      155,781   148,471
Allowance for loan losses                              (1,003)   (1,124)
Accrued interest receivable                             1,331     1,176
Foreclosed real estate held for sale, net                  56       127
Premises and equipment, net                             2,387     2,382
Other assets                                              579       449
                                                     --------  --------
   Total assets                                      $189,451  $178,710
                                                     ========  ========


LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                             $151,955  $143,207
Advances from borrowers for taxes and insurance         2,070     1,920
Borrowed funds                                          6,600     4,989
Accrued federal income tax                                330       302
Accrued state income tax                                  194       216
Accrued expenses and other liabilities                    886       696
                                                     --------  --------
Total liabilities                                     162,035   151,330
                                                     --------  --------

Commitments and contingencies                              --        --
                                                     --------  --------

Common stock, $0.01 par value;
   15,000,000 shares authorized;
   1,983,750 shares issued and outstanding                 20        20
Additional paid-in capital                             13,627    13,485
Common stock acquired by employee benefit plans        (1,831)   (2,208)
Treasury stock, at cost; 307,758 shares and
   196,745 shares at September 30, 1998
   and September 30, 1997, respectively                (5,996)   (3,103)
Unrealized gain on securities
   available for sale, net of tax                         127        81
Retained earnings substantially restricted             21,469    19,105
                                                     --------  --------
   Total stockholders' equity                          27,416    27,380
                                                     --------  --------
   Total liabilities and stockholders' equity        $189,451  $178,710
                                                     ========  ========


See accompanying notes to consolidated financial statements.

                     TEXARKANA FIRST FINANCIAL CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
                     (In Thousands, Except Per Share Data)

                                       For the years ended September 30,
                                               1998      1997      1996
                                             -------   -------   -------
Interest income:
  Loans:
    First mortgage loans                     $11,401   $10,782   $ 9,962
    Consumer and other loans                   1,363     1,215       888
  Investments - taxable                        1,362     1,264     1,738
  Mortgage-backed and related securities         552       156       157
                                             -------   -------   -------
    Total interest income                     14,678    13,417    12,745
                                             -------   -------   -------
Interest expense:
  Deposits                                     7,543     6,935     6,472
  Borrowed funds                                 362        47         8
                                             -------   -------   -------
    Total interest expense                     7,905     6,982     6,480
                                             -------   -------   -------
    Net interest income                        6,773     6,435     6,265
Provision for loan losses                       (100)        --       --
                                             -------   -------   -------
    Net interest income after
      provision for loan losses                6,873     6,435     6,265
                                             -------   -------   -------
Noninterest income:
  Gain on sale of repossessed assets, net          6        24        21
  Loan origination and commitment fees           435       283       336
  Gain on sale of mortgage loans, net            263        32        --
  Gain (loss) on sale of securities
    available for sale, net                       --        --        (3)
  Other non interest income                      447       416       399
                                             -------   -------   -------
    Total noninterest income                   1,151       755       753
                                             -------   -------   -------
Noninterest expense:
  Compensation and benefits                    2,081     1,788     1,482
  Occupancy and equipment                        222       173       168
  Federal insurance premiums                      90       123     1,136
  Other                                          540       520       549
                                             -------   -------   -------
    Total noninterest expense                  2,933     2,604     3,335
                                             -------   -------   -------
Income before income taxes                     5,091     4,586     3,683
Income taxes                                   1,785     1,702     1,282
                                             -------   -------   -------
Net income                                   $ 3,306   $ 2,884   $ 2,401
                                             =======   =======   =======

Earnings per common share                      $2.03     $1.71     $1.31
Earnings per common share, assuming dilution   $1.94     $1.68     $1.31

Weighted average number of shares          1,627,087 1,686,598 1,832,494
Weighted average number of shares,
  assuming dilution                        1,708,687 1,720,070 1,833,786




See accompanying notes to consolidated financial statements.

                    TEXARKANA FIRST FINANCIAL CORPORATION
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                               (In Thousands)

                                                      Unrealized
                                        Stock            Gain
                                       Acquired         (Loss)
                                         By             on AFS
                        Common Paid-in Benefit Treasury Secur- Retained  Total
                        Stock  Capital  Plans   Stock   ities  Earnings  Equity
                        ----- ------- -------- -------  -----  -------- -------

At October 1, 1995       $20  $19,134 $(1,353) $    --   $  8  $14,999  $32,808
ESOP shares committed
  to be released          --       67     139       --     --       --      206
Common stock acquired
  for MRP  plans          --       --    (933)      --     --       --     (933)
Purchase treasury stock   --       --      --   (1,567)    --       --   (1,567)
Unrealized (loss) on
  securities available
  for sale                --       --      --       --    (16)      --      (16)
Dividends paid
  from earnings           --       --      --       --     --     (326)    (326)
Capital distributions     --   (6,149)     --       --     --       --   (6,149)
Net income                --       --      --       --     --    2,401    2,401
                         ---  -------  ------- -------   ----  -------  -------
At September 30, 1996    $20  $13,052 $(2,147) $(1,567)  $ (8) $17,074  $26,424

Common stock acquired
  by benefit plans        --      396    (454)      --     --       --      (58)
ESOP shares committed
  to be released          --       37     210       --     --       --      247
MRP stock amortization    --       --     183       --     --      (10)     173
Purchase treasury stock   --       --      --   (1,536)    --       --   (1,536)
Unrealized gain on
  securities available
  for sale                --       --      --       --     89       --       89
Dividends paid
  ($.505 per share)       --       --      --       --     --     (843)    (843)
Net income                --       --      --       --     --    2,884    2,884
                         ---  -------  ------- -------   ----  -------  -------
At September 30, 1997    $20  $13,485 $(2,208) $(3,103)  $ 81  $19,105  $27,380

ESOP shares committed
  to be released          --      142     178       --     --       --      320
MRP stock amortization    --       --     199       --     --      (10)     189
Stock options exercised   --       --      --        9     --       (1)       8
Purchase treasury stock   --       --      --   (2,902)    --       --   (2,902)
Unrealized gain on
  securities available
  for sale                --       --      --       --     46       --       46
Dividends paid
  ($.58 per share)        --       --      --       --     --     (931)    (931)
Net income                --       --      --       --     --    3,306    3,306
                         ---  -------  ------- -------   ----  -------  -------
At September 30, 1998    $20  $13,627 $(1,831) $(5,996)  $127  $21,469  $27,416
                         ===  =======  ======= =======   ====  =======  =======

See accompanying notes to consolidated financial statements.

                     TEXARKANA FIRST FINANCIAL CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In Thousands)

                                              For the years ended September 30,
                                                          1998    1997    1996
                                                        ------- ------- -------
Cash Flows From Operating Activities:
  Interest and dividends received                       $14,452 $13,341 $12,478
  Miscellaneous income received                           1,012     693     681
  Interest paid                                          (3,389) (2,817) (2,875)
  Cash paid to suppliers and employees                   (2,145) (2,803) (2,242)
  Cash from REO operations                                   23      51      49
  Cash paid for REO operations                              (27)    (16)    (19)
  Cash from loans sold                                   10,678   1,392   1,566
  Cash paid for loans originated to sell                (10,678) (1,392) (1,566)
  Income taxes paid                                      (1,892) (1,465) (1,674)
                                                        ------- ------- -------
    Net Cash Provided By Operating Activities             8,034   6,984   6,398
                                                        ------- ------- -------
Cash Flows From Investing Activities:
  Proceeds from call and maturity
    of investment securities                             14,450   5,500  11,500
  Proceeds from sale of investment securities
    available for sale                                       --   1,399   1,387
  Purchases of  securities available for sale           (21,262)(10,716) (9,593)
  Collection of principal on
    mortgage-backed securities                              444     340     762
  Recovery of investment in service bureau                   --      --      85
  Purchase of fixed assets                                 (116)   (457)   (352)
  Sale of fixed assets                                       --       3      --
  Net (increase) in loans                                (7,586)(11,797)(13,623)
  Proceeds from sale of REO and other REO recoveries        350     121      72
  Cash paid for REO held for resale                         (20)    (59)     (4)
                                                        ------- ------- -------
    Net Cash Used In Investing Activities               (13,740)(15,666) (9,766)
                                                        ------- ------- -------
Cash Flows From Financing Activities:
  Net increase (decrease) in savings,
    demand deposits, and certificates of deposit          4,221   6,087   4,426
  Net increase (decrease) in escrow funds                   149      56     (79)
  Purchase of stock for employee benefit plans               --     (59)   (933)
  Purchase of treasury stock                             (2,788) (1,536) (1,567)
  Treasury shares sold                                        8      --      --
  Dividend and return of capital distributions             (913)   (804) (6,263)
  Funds borrowed                                         97,462  16,635   2,815
  Repayment of funds borrowed                           (95,851)(14,504)    (19)
                                                        ------- ------- -------
    Net Cash Provided By (Used In)
      Financing Activities                                2,288   5,875  (1,620)
                                                        ------- ------- -------
Net Increase (Decrease) In Cash and Cash Equivalents     (3,418) (2,807) (4,988)
Cash and Cash Equivalents, beginning of year              6,053   8,860  13,848
                                                        ------- ------- -------
Cash and Cash Equivalents, end of year                  $ 2,635 $ 6,053 $ 8,860
                                                        ======= ======= =======


See accompanying notes to consolidated financial statements.

            SUPPLEMENTAL INFORMATION CONCERNING CASH FLOWS


                                              For the years ended September 30,
                                                          1998    1997    1996
                                                        ------- ------- -------
Reconciliation of net income to cash provided
  by operating activities:
Net income                                              $ 3,306 $ 2,884 $ 2,401
                                                        ------- ------- -------

Adjustments to reconcile net income to cash
    provided by operating activities:
  Depreciation                                              119      94      81
  Amortization of discounts and premiums                     (2)    (44)    (43)
  Amortization of common stock
    acquired by benefit plans                               598     492     206
  Amortization of deferred loan fees                        (38)    (17)    (18)
  Amortization of mortgage servicing rights                  17       2      --
  (Gain) loss on sales of real estate owned                  (5)    (10)    (11)
  (Gain) loss on investment securities
    available for sale                                       --      --       3
  (Gain) loss on sale of interest
    in service center                                        --      --     (33)
  (Recovery) of or provision for loan losses               (100)     --      --
 Interest expense credited to certificates                4,527   4,047   3,693
  Dividend and interest income
    added to investments                                    (69)    (64)   (102)
  Loan fees deferred                                         44      21      13
  Mortgage servicing rights capitalized                    (169)    (30)     --
Changes in assets and liabilities:
  (Increase) decrease in interest receivable               (155)     31    (146)
  Increase (decrease) in accrued interest payable           (12)    118     (88)
  Increase (decrease) in income tax payable                (106)    238    (392)
  Net increase (decrease) in other
    receivables and payables                                 79    (778)    834
                                                        ------- ------- -------
      Total adjustments                                   4,728   4,100   3,997
                                                        ------- ------- -------
Net cash provided by operations                         $ 8,034 $ 6,984 $ 6,398
                                                        ======= ======= =======

Supplemental schedule of noncash investing
    and financing activities:
  Acquisition of real estate
    in settlement of loans                              $   310 $   248 $   161
  Loans made to finance sale of REO                          60     134      32
  Transfer of REO to real estate
    held for investment                                      --      --     320
  FHLB stock dividends not redeemed                          69      64      62
  Transfer of securities from held to maturity
    to available for sale                                    --      --  16,679


See accompanying notes to consolidated financial statements.

Note 1 - Summary of Significant Accounting Policies
Conversion to Capital Stock Form of Ownership
On February 22, 1995, the Board of Directors of First Federal Savings and Loan Association of Texarkana (the "Association") adopted a Plan of Conversion to convert from a federally chartered mutual savings and loan to a federally chartered stock savings and loan with the concurrent formation of Texarkana First Financial Corporation (the "Company"), a unitary savings and loan holding company. The Conversion was completed on July 7, 1995. Texarkana First Financial Corporation issued 1,983,750 shares of its common stock in a public offering to the Association's eligible depositors and borrowers and the Texarkana First Financial Corporation Employee Stock Ownership Plan (the "ESOP) and resulted in proceeds to the Company of $17,755 net of $694 of costs associated with the Conversion.

Business
The Company's principal subsidiary, First Federal Savings and Loan Association of Texarkana, is a federally-chartered stock savings and loan conducting business from its main office in Texarkana, Arkansas and from four branch offices located in Arkansas.

The Company is subject to competition from other financial institutions and other companies that provide financial services. The Company and the Association are subject to the regulations of certain federal agencies and undergo periodic examinations by those regulatory authorities.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and the Association. All significant intercompany transactions have been eliminated in consolidation.

Basis of Financial Statement Presentation
The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Additionally, certain reclassifications have been made in order to conform with the current year's presentation.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported values of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the valuation of other real estate owned, and the valuation of deferred tax assets as well as the effect of prepayments on premiums and discounts associated with investments and mortgage-related securities. Management believes that the allowance for loan losses, the valuations of other real estate owned and deferred tax assets are adequate, and that the effect of prepayments on premiums and discounts associated with investments and mortgage-related securities has been adequately evaluated.

Various agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and valuation of other real estate owned.

Cash
For purposes of the statement of cash flows, cash and cash equivalents include cash and interest-bearing deposits, federal funds sold, and all highly liquid debt instruments with original maturities when purchased of three months or less.

Assets Available for Sale
Included in assets available for sale are any investments which the Company believes may be involved in interest rate risk, liquidity, or other asset/liability management decisions which might reasonably result in such assets not being held until maturity. Investments available for sale are carried at fair value with net unrealized gains and losses included, net of income tax, in stockholders' equity.

During the year ended September 30, 1997 the company started a policy of using Federal Home Loan Bank (FHLB) advances to purchase Government National Mortgage Association (GNMA) adjustable rate mortgages (ARMS). The Company structures the ARMS so that a portion of the portfolio reprices quarterly to offset any rise in the interest rate charged by the FHLB. The ARMS will be liquidated to pay off the advances should the cost of borrowing exceed the return on the ARMS.

Investments and Mortgage-Related Securities
Investments and mortgage-related securities, including equity securities that are not readily marketable, are stated at cost, adjusted for the amortization of premiums and the accretion of discounts using a method which approximates level yield. Management has the ability and the intent to hold such securities until maturity. The Company is required to maintain stock in the Federal Home Loan Bank of Dallas ("FHLB") in an amount equal to 1% of mortgage loans secured by residential property. Such stock is carried by the Company at cost.

Loans Receivable
Loans held to maturity are stated at the amount of the unpaid principal balance net of capitalized loan origination fees and certain direct origination costs. Loan fees in excess of the direct cost of originating the loan that result in income in excess of the market rate are deferred and taken into income over the contractual life of the loan on a level yield basis.

Allowance for Loan Losses
The allowance for loan losses is maintained at a level that management considers adequate to provide for potential losses based upon evaluation of known and inherent risks in the loan portfolio, past loss experience, current economic conditions, and other relevant factors. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, various agencies as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance for loan losses based on their judgments of information that is available to them at the time of their examination.

Accrued Interest
Interest on loans is credited to income as it is earned. Generally, interest income is not accrued for loans delinquent 90 days or greater. Payments received on nonaccrual and impaired loans are applied to the outstanding principal balance. The Company does not recognize interest on impaired loans.

Foreclosed Real Estate Held for Sale
Real estate acquired through foreclosure is classified as other real estate owned. Other real estate owned is carried at the lower of cost or fair value, less estimated selling costs. Fair value is generally determined through the use of independent appraisals. In certain cases, internal cash flow analysis are used as the basis for fair value, if such amounts are lower than the appraised values.

Premises and Equipment
Premises and equipment are carried at cost. Depreciation and amortization are generally computed on the straight-line method. The estimated useful lives used to compute depreciation and amortization are 40 to 50 years for buildings and 5 to 10 years for furniture and equipment. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and improvements are capitalized.

Mortgage Servicing Rights
Effective October 1, 1996, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 122 "Accounting for Mortgage Servicing Rights." This standard requires the Company to recognize servicing rights as assets, regardless of how such assets were acquired. Additionally, the Company is required to assess the fair value of these assets at each reporting date to determine impairment. Mortgage servicing rights are being amortized on a straight line basis over periods not exceeding 8 years.

Income Taxes
Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for future deductible temporary differences. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Earnings Per Common Share
In December 1997, the Company adopted the provisions of SFAS Statement No. 128, "Earnings per Share". The Statement specifies the computation, presentation, and disclosure requirements for earnings per share for entities with publicly held common stock. It replaces the presentation of primary earnings per share with a presentation of earnings per common share and fully diluted earnings per share with earnings per common share - assuming dilution. All earnings per share data is stated to reflect the adoption of the Statement.

Earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Earnings per share - assuming dilution is computed by increasing the weighted average number of common shares outstanding during the period by the number of additional common shares that would have been outstanding if all dilutive potential common shares had been issued. Dilutive potential common shares of the Company include the Employees' and the Directors' stock option plans.

Employee Stock Ownership Plan (ESOP)
The Company accounts for its ESOP in accordance with Statement of Position 93-6, "Employers' Accounting For Employee Stock Ownership Plans", which requires the Company to recognize compensation expense equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of ESOP shares differs from the cost of such shares, this differential will be charged or credited to equity. Management expects the recorded amount of expense to fluctuate as continuing adjustments are made to reflect changes in the fair value of the ESOP shares. ESOP shares are considered outstanding as they are committed to be released for purposes of computing earnings per share

Stock - Based Compensation
In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-based Compensation" (SFAS 123). This statement encourages, but does not require, the adoption of fair value accounting for stock based compensation to employees. The Company, as permitted, has elected not to adopt the fair value accounting provisions of SFAS 123, and has instead continued to apply APB Opinion 25 and related interpretations in accounting for plans and provide the required proforma disclosures of SFAS 123.

Impact of New Accounting Standards
The FASB issued SFAS No. 130, "Reporting Comprehensive Income," effective for fiscal years beginning after December 15, 1997, with earlier implementation allowed. The new standard requires an entity to report and display comprehensive income and its components. The Company's comprehensive income will include net income plus net unrealized gain or loss on available for sale securities.

The FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective for fiscal years beginning after December 15, 1997, with earlier implementation allowed. The new standard specifies revised guidelines for determining an entity's operating segments and the type and level of financial information to be disclosed.

The FASB issued SFAS No. 132, "Employer's Disclosures about Pensions and Other Post Retirement Benefits," effective for fiscal years beginning after December 15, 1997, with earlier implementation encouraged. This Statement revises employers' disclosures about pensions and other post retirement benefit plans. The Statement does not change the measurement or recognition of these plans.

The FASB issued FASB No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for fiscal quarters of all fiscal years beginning after June 15, 1999, with earlier application encouraged. The Statement establishes accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities.

The Company opted to delay adoption of these statements until required. The adoption of these statements is not expected to have a material impact on financial conditions, results of operations, or cash flows reported by the Company.



Note 2 - Debt and Equity Securities
Assets available for sale at September 30, 1998 consisted of the following:

                                                    September 30, 1998
                                              -------------------------------
                                                          Unrealized
                                              Amortized -------------  Fair
                                                 Cost   Gains  Losses  Value
                                               -------  -----  ------ -------
U. S. Government and agencies debt securities  $17,106   $309   $ --  $17,415
Government National Mortgage Association ARM's   7,378     --     58    7,320
Federal National Mortgage Association              578      3     --      581
Midwest Financial Institutions Trust, Series 3     396     --     61      335
                                               -------  -----  -----  -------
                                               $25,458   $312   $119  $25,651
                                               =======   ====   ====  =======


At September 30, 1998 securities totaling $2,350 were pledged to secure municipal jumbo certificates of deposit. There were no sales of available for sale securities during the year ended September 30, 1998.

Assets available for sale at September 30, 1997 consisted of the following:

                                                    September 30, 1998
                                              -------------------------------
                                                          Unrealized
                                              Amortized -------------  Fair
                                                 Cost   Gains  Losses  Value
                                               -------  -----  ------ -------
U. S. Government and agencies debt securities  $13,184   $140   $ 17  $13,307
Government National Mortgage Association ARM's   5,460      7      7    5,460
                                               -------  -----  -----  -------
                                               $18,644   $147   $ 24  $18,767
                                               =======   ====   ====  =======

Securities to be held to maturity at September 30, 1998 and 1997 consisted of the following:

                                                    September 30, 1998
                                              -------------------------------
                                                          Unrealized
                                              Amortized -------------  Fair
                                                 Cost   Gains  Losses  Value
                                               -------  -----  ------ -------
Mortgage-backed securities:
  Federal Home Loan Mortgage Corporation       $   437   $ 15   $ --  $   452
  Federal National Mortgage Association            412      4     --      416
Equity securities:
  Federal Home Loan Bank Stock                   1,185     --     --    1,185
                                               -------  -----  -----  -------
                                               $ 2,034   $ 19   $ --  $ 2,053
                                               =======   ====   ====  =======

                                                    September 30, 1998
                                              -------------------------------
                                                          Unrealized
                                              Amortized -------------  Fair
                                                 Cost   Gains  Losses  Value
                                               -------  -----  ------ -------
Mortgage-backed securities:
  Federal Home Loan Mortgage Corporation       $   588   $ 31   $ --  $   619
  Federal National Mortgage Association            705      6     --      711
Equity securities:
  Federal Home Loan Bank Stock                   1,116     --     --    1,116
                                               -------  -----  -----  -------
                                               $ 2,409   $ 37   $ --  $ 2,446
                                               =======   ====   ====  =======

The scheduled maturities of securities available for sale and held to maturity, excluding equity securities, at September 30, 1998 follows. Mortgage-backed securities are allocated among periods based on date of final payoff.

                                        Available for sale   Held to maturity
                                        ------------------   ----------------
                                         Amortized  Fair     Amortized  Fair
                                           Cost     Value      Cost     Value
                                         ---------  -----    ---------  -----
Due in one year or less                   $   896  $   836     $  --   $  --
Due from one to five years                 13,110   13,340       412     416
Due from five to ten years                  2,996    3,064       437     452
Due after ten years                         8,456    8,411        --      --
                                          -------  -------     -----   -----
                                          $25,458  $25,651     $ 849   $ 868
                                          =======  =======     =====   =====

Note 3 - Accrued Interest Receivable
Accrued interest at September 30, 1998 and 1997 is summarized as follows:

                                                             September 30,
                                                          -------------------
                                                            1998       1997
                                                          --------   --------
Investment securities available for sale                  $    248   $    164
Mortgage-backed securities held to maturity                      9         13
Loans receivable                                             1,074        999
                                                          --------   --------
                                                          $  1,331   $  1,176
                                                          =========  ========


Note 4 - Loans Receivable
Loans receivable at September 30, 1998 and 1997 consist of the following:

                                                             September 30,
                                                          -------------------
                                                            1998       1997
                                                          --------   --------
Real estate loans:
  One-to-four family                                      $105,369   $105,163
  Multi-family                                               1,582        806
  Nonresidential real estate and land                       25,517     25,889
  Construction residential                                  10,501      4,916
  Construction commercial                                    2,499        704
                                                          --------   --------
    Total real estate loans                                145,468    137,478
Commercial loans                                             2,841      2,384
Consumer loans                                              13,394     11,966
                                                          --------   --------
    Total  loans                                           161,703    151,828
Less: Loans in process                                       5,801      3,241
      Deferred fees and discounts                              121        116
                                                          --------   --------
        Net loans                                         $155,781   $148,471
                                                          ========   ========

Nonaccruing and renegotiated loans at September 30, 1998, 1997, and 1996 were $0, $0, and $68, respectively. The Company is not committed to lend additional funds to debtors whose loans have been modified. Interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the periods is as follows:

                                                        September 30,
                                               ------------------------------
                                                 1998       1997       1996
                                               --------   --------   --------
Contractual interest income                    $     --   $     --   $      6
Interest income recognized                           --         --         (2)
                                               --------   --------   --------
Interest income foregone                       $     --   $     --   $      4
                                               ========   ========   ========

The activity in the allowance for loan losses is summarized as follows:

                                                        September 30,
                                               ------------------------------
                                                 1998       1997       1996
                                               --------   --------   --------
Balance, beginning of the year                 $  1,124   $  1,145   $  1,149
Provisions (returned to) or charged to income      (100)        --         --
Charge-offs                                         (21)       (21)        (4)
Recoveries                                           --         --         --
                                               --------   --------   --------
                                               $  1,003   $  1,124   $  1,145
                                               ========   ========   ========

Note 5 - Loan Servicing
Mortgage loans serviced for others are not included in the accompanying statements of financial condition. The unpaid principal balances of those loans are summarized as follows:

                                                        September 30,
                                               ------------------------------
                                                 1998       1997       1996
                                               --------   --------   --------
Federal Home Loan Mortgage Corporation         $ 31,363   $ 22,116   $ 22,500
Others                                            1,177      1,246      1,336
                                               --------   --------   --------
  Total                                        $ 32,540   $ 23,362   $ 23,836
                                               ========   ========   ========


Following is an analysis of the changes in mortgage loan servicing rights:

                                                             September 30,
                                                          -------------------
                                                            1998       1997
                                                          --------   --------
Balance, beginning of the year                            $     28   $     --
Originated rights                                              177         30
Amortized                                                      (26)        (2)
                                                          --------   --------
  Total                                                   $    179   $     28
                                                          ========   ========


Note 6 - Foreclosed Real Estate Held for Sale
Foreclosed real estate and related allowances at September 30, 1998 and 1997 consisted of the following:

                                                             September 30,
                                                          -------------------
                                                            1998       1997
                                                          --------   --------
Foreclosed real estate:
Balance, beginning of the period                          $    127   $     72
Additions to foreclosed real estate                            330        307
Sales of foreclosed real estate                               (401)      (252)
                                                          --------   --------
Balance, end of the period                                $     56   $    127
                                                          --------   --------
Allowance for loss                                              --         --
                                                          --------   --------
Net foreclosed real estate                                $     56   $    127
                                                          ========   ========


Note 7 -  Premises and Equipment
Premises and equipment at September 30, 1998 and 1997 consisted of the following:

                                                             September 30,
                                                          -------------------
                                                            1998       1997
                                                          --------   --------
Land                                                      $    592   $    643
Office buildings and improvements                            2,551      2,428
Furniture and equipment                                        536        500
                                                          --------   --------
                                                             3,679      3,571
Less accumulated depreciation                               (1,292)    (1,189)
                                                          --------   --------
Premises and equipment, net of accumulated depreciation   $  2,387   $  2,382
                                                          ========   ========

Depreciation expense was $119, $ 94, and $ 81 for the years ended September 30, 1998, 1997, and 1996, respectively.

Note 8 - Deposits
The major types of saving deposits by weighted interest rates, amounts, and the percentages of such types are as follows:

                                  September 30, 1998      September 30, 1997
                                ----------------------  ----------------------
                                Weighted                Weighted
                                Interest                Interest
                                  Rate    Amount    %     Rate    Amount    %
                                -------- -------- ----  -------- -------- ----
Noninterest bearing deposits        --%  $  1,400   1%      --%  $  1,360   1%
NOW accounts                      2.00%     2,971   2%    2.25%     3,043   2%
Super NOW accounts                2.25%     2,400   2%    2.50%     2,219   2%
Money market and passbook         3.29%    14,253   8%    3.25%    12,757   8%
                                         -------- ----           -------- ----
                                           21,024  13%             19,379  13%
Certificates of deposits          5.50%   130,931  87%    5.50%   123,828  87%
                                         -------- ----           -------- ----
  Totals                                 $151,955 100%           $143,207 100%
                                         ======== ====           ======== ====


A summary of certificates of deposit by maturity is as follows:

                                                             September 30,
                                                          -------------------
                                                            1998       1997
                                                          --------   --------
Within one year                                           $ 96,777   $ 89,328
One to two years                                            21,240     15,534
Two to three years                                           5,917     11,603
Four to five years                                           3,296      4,137
Thereafter                                                   3,701      3,226
                                                          --------   --------
                                                          $130,931   $123,828
                                                          ========   ========


At September 30, 1998, 1997, and 1996, respectively, interest expense on deposits for the indicated period is summarized as follows:

                                                        September 30,
                                               ------------------------------
                                                 1998       1997       1996
                                               --------   --------   --------
Money market                                   $    293   $    262   $    262
Passbook savings                                    184        173        168
Now                                                 123        124        123
Certificates of deposit                           6,943      6,376      5,919
                                               --------   --------   --------
                                               $  7,543   $  6,935   $  6,472
                                               ========   ========   ========

The aggregate amount of deposits with a minimum denomination of $100 was $29,994 at September 30, 1998 and $23,365 at September 30, 1997. Deposits in excess of $100 are not covered by federal deposit insurance.


Note 9 - Borrowed Funds
During the years ended September 30, 1998 and September 30, 1997, the company
obtained advances from the Federal Home Loan Bank.   The advances are under
the terms of its collateral agreement with the FHLB. Security for the advances is a blanket security agreement pledging first mortgage loans. At September 30, 1998 and 1997, the Company owed the FHLB $6,600 and $4,967, respectively. Of the outstanding balance at September 30, 1998, $1,600 bears interest at 5.275% and matures October 29, 1998, and $5,000 bears interest at 4.37% and matures September 28, 2008. The long-term loan is callable by the Federal Home Loan Bank on September 28, 2000 and quarterly thereafter.

Note 10 - Federal and State Income Taxes
The Company and the Association file consolidated federal and state income tax returns on a fiscal year basis. In prior years for purposes of computing federal income tax, the Association was allowed a special bad debt deduction of 8% of taxable income or a specified amount based on experience formulas. The Association used the percentage method for the period ended September 30, 1996. As a result of the use of the percentage method, retained earnings include approximately $2,625 and $2,502 at September 30, 1998 and 1997, respectively, for which no deferred income tax liability has been recognized. The unrecorded deferred income tax liability on the above amounts was approximately $1,024 at September 30, 1998 and $982 at September 30, 1997.

In August 1996, the "Small Business Job Protection Act" was signed into law. This act repealed the percentage method of computing the bad debt deduction for tax years beginning after December 31, 1995 and in certain circumstances requires the repayment of bad debt deductions previously taken. As long as the Company's subsidiary continues to qualify as a thrift or a bank no repayment of the tax on prior bad debt deductions will be required for federal tax purposes. The state of Arkansas repealed the deduction effective for years beginning after January 1, 1997. The Company is repaying the state tax on approximately $1,523 of bad debt deductions over a six year period. The Company has made provision for this tax in prior financial statements and repayment will have no effect on income.

Income tax expense for the years indicated consisted of the following:

                                                        September 30,
                                               ------------------------------
                                                 1998       1997       1996
                                               --------   --------   --------
Current:
  Federal                                      $  1,491   $  1,142   $  1,380
  State                                             220        207        198
                                               --------   --------   --------
                                               $  1,711   $  1,349   $  1,578
                                               --------   --------   --------
Deferred:
  Federal                                      $     71   $    317   $   (289)
  State                                               3         36         (7)
                                               --------   --------   --------
                                               $     74   $    353   $   (296)
                                               --------   --------   --------
Total provisions                               $  1,785   $  1,702   $  1,282
                                               ========   ========   ========

A reconciliation of tax expense computed by applying the statutory corporate tax rate to earnings before taxes and the tax expense shown in the accompanying statements of operations is as follows:

                                                        September 30,
                                               ------------------------------
                                                 1998       1997       1996
                                               --------   --------   --------
Effective federal and state statutory rates       38.3%      38.3%      38.3%
                                               --------   --------   --------
Expected tax at statutory rates                $  1,949   $  1,756   $  1,411
Adjustments to expected tax:
  Bad debt deductions                               (38)        --       (136)
  Interest not taxable for state                    (45)       (30)       (39)
  Employee benefit plan differences                 (61)       (22)        27
  Other                                             (20)        (2)        19
                                               --------   --------   --------
                                               $  1,785   $  1,702   $  1,282
                                               ========   ========   ========
Effective tax rates                               35.1%      37.1%      34.8%
                                               ========   ========   ========

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                        September 30,
                                               ------------------------------
                                                 1998       1997       1996
                                               --------   --------   --------
Deferred tax assets:
  Deferred loan fees                           $     44   $     40   $     40
  Special one time SAIF assessment                   --         --        284
  State deferred income tax                          56         58         46
  Employee benefit plans                             94         89         68
  Other                                              29         --          6
                                               --------   --------   --------
    Deferred tax assets                        $    223   $    187   $    444
                                               --------   --------   --------
Deferred tax liabilities:
  Fixed assets                                 $   (418)  $   (430)  $   (442)
  Federal Home Loan Bank stock                     (204)      (176)      (150)
  State bad debt reserves                           (83)       (94)       (63)
  Mortgage servicing rights                         (72)       (11)        --
  Other                                             (86)       (42)        (2)
                                               --------   --------   --------
    Deferred tax liabilities                   $   (863)  $   (753)  $   (657)
                                               --------   --------   --------
    Net deferred tax liabilities               $   (640)  $   (566)  $   (213)
                                               ========   ========   ========


Note 11 - Commitments and Contingencies
As of September 30, 1998, the Company is committed to the funding of approximately $11,466 of loans. The Company had off balance sheet financial instruments representing credit risk in the form of unfunded lines of credit in the amount of $425 at September 30, 1998 and $427 at September 30, 1997.

Note 12 - Special Dividend Payment
During the year ended September 30, 1996, the Company received a private letter ruling from the IRS addressing the tax implications of dividends paid during that year. The private letter ruling stated that dividends from the Company were not taxable to the recipient to the extent they exceeded earnings and profits. During that year the Company paid total dividends of three dollars and forty-five cents per share or $6,475. Of this amount $326 was determined to be a payment from accumulated earnings and $6,149 was determined to be a return of capital to the shareholders.

Note 13 - Employee Benefit Plans
The Association has a contributory defined contribution pension plan for all eligible employees. Retirement benefits under this form of pension plan are limited to the value of each participant's account at the time of retirement; therefore, vested benefits will not exceed the value of the participant's account at any time. The cost of the plan for the periods ended September 30, 1998 and 1997, was approximately $5 and $5, respectively.

In connection with the Conversion, as discussed in Note 1, the Company established the ESOP for the benefit of eligible employees. The Company purchased 138,862 shares of common stock on behalf of the ESOP in the Conversion. In December 1996, the Company purchased an additional 26,730 shares with the proceeds from dividends on the unallocated ESOP shares. As of September 30, 1998, 12,420 shares were committed to be released and 40,218 shares have been allocated to participants. The fair value of the 112,954 unearned ESOP shares was $2,531 at September 30, 1998.

The Company recorded compensation related to the ESOP of $411 for the year ended September 30, 1998 and $311 for the year ended September 30, 1997.

On December 27, 1995, the Board approved an Employee Stock Program, Management Recognition Plans (MRP) for officers and directors, and a Directors Stock Option Plan subject to the approval of the stockholders. The shareholders approved these plans at the January 1996 shareholders meeting. The purpose of these plans is to retain personnel of experience and ability by providing employees and non-employee directors with compensation for their past services and as an incentive for such services in the future.

As of September 30, 1998 the Company has acquired 65,135 shares of its common stock on behalf of the MRP through open market purchases. An aggregate of 64,935 shares, net of forfeitures, have been awarded to the Company's Board of Directors and officers as of September 30, 1998, subject to vesting and other provisions of the MRP. At September 30, 1998 the deferred cost of unearned MRP shares totaled $609 and is recorded as a charge against stockholders' equity. Compensation expense will be recognized ratably over the five year
vesting period only for those shares awarded.   The Company recorded
compensation and employee benefit expense related to the MRP of $188 for the year ended September 30, 1998 and $193 for the year ended September 30, 1997.

Common stock totaling 39,676 shares have been granted and may be exercised by the Company's non-employee directors, subject to vesting and other provisions of the Directors' Stock Option Plan. No options were granted in the year ended September 30, 1998. During the year ended September 30, 1997, 3,968 options were granted and may be exercised, subject to vesting at fifteen dollars and twelve and one half cents per share. During the year ended September 30, 1996, 35,708 options were granted and may be exercised, subject to vesting, at fourteen dollars and twenty-five cents per share.

Common stock totaling 136,588 shares, net of forfeitures and shares exercised, has been granted to the Company's key employees. These shares may be exercised by the Company's key employees, subject to vesting and other provisions of the Employee Stock Program. No shares were awarded during the year ended September 30, 1998. During the year ended September 30, 1997, 11,000 options, net of forfeitures, were granted and may be exercised, subject to vesting, at twenty one dollars and twenty five cents per share. During the year ended September 30, 1996, 125,588 options, net of forfeitures and shares exercised, were granted and may be exercised, subject to vesting, at thirteen dollars and seventy-five cents per share.

As stated in note 1, The Company has elected not to adopt the fair value accounting provisions of SFAS 123, and has instead continued to apply APB Opinion 25 and related interpretations in accounting for plans and provide the required proforma disclosures of SFAS 123. Had the grant date fair value provisions of SFAS 123 been adopted, for the year ended September 30, 1998, additional compensation of $150 would have been recognized, net income would have been $3,156, and earnings per common share would have been $1.94. For the year ended September 30, 1997, the Company would have recognized additional compensation of $137, net income would have been $2,747, and earnings per common share would have been $1.63.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. No options were granted in the fiscal year ended September 30, 1998. Weighted-average assumptions used for grants in 1997 were, dividend yields of 3.00%, expected volatility of 60% and 64%, risk free interest rate of 6.51% and 6.04%, and expected lives of 7 and 8
years.   Weighted average assumptions used for grants in 1996 were, dividend yields of 3.00%, expected volatility of 65% and 70%, risk free interest rate of 5.57% and 6.86%, and expected lives of 7 and 8 years.

A summary of the status of the Company's two fixed stock option plans as of September 30, 1998, 1997, and 1996 and changes during the years then ended is as follows:

                                              September 30,
                           ---------------------------------------------------
                                1998              1997              1996
                          ----------------  ----------------  ----------------
                                  Weighted          Weighted          Weighted
                                  Average           Average           Average
                                  Exercise          Exercise          Exercise
                           Shares   Price    Shares   Price    Shares   Price
                          ------- --------  ------- --------  ------- --------
Outstanding
  beginning of year       177,864  $14.387  163,896  $13.859       -- $     --
Granted                        --       --   15,968   19.728  163,896   13.859
Exercised                    (600)  13.750       --       --       --       --
Forfeited                  (1,000)  21.250   (2,000)  13.750       --       --
                          -------           -------           -------
Outstanding end of year   176,264  $14.350  177,864  $14.387  163,896  $13.859
                          =======           =======           =======
Options exercisable
  at year end              67,146  $14.118   27,084  $13.882       --  $    --
Weighted average fair
  value of options
  granted during the year          $    --           $  5.36            $ 4.10


Shares outstanding at September 30, 1998 and the contractual life of those shares is as follows:

                                                        Remaining
                                            Number     Contractual
                                         Outstanding      Life
                                         -----------   -----------
Exercise Prices
    $13.750                                125,588         8.0
    $14.250                                 35,708         7.3
    $15.125                                  3,968         8.3
    $21.250                                 11,000         8.8
                                         -----------   -----------
Total shares and weighted average
  contractual life                         176,264         7.9
                                         ===========   ===========

Note 14 - Regulatory Matters
The plan of Conversion described in Note 1 provides for the establishment of a special liquidation account for the benefit of eligible account holders and the supplemental eligible account holders in an amount equal to the net worth of the Association as of the date of its latest statement of financial condition contained in the final offering circular used in connection with the conversion. The liquidation account will be maintained for the benefit of eligible account holders and supplemental eligible account holders who continue to maintain their accounts at the Association after the conversion. The liquidation account will be reduced from time to time to the extent that qualifying account balances are reduced. In the event of a complete liquidation, each eligible and supplemental eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The Company may not declare or pay cash dividends on its shares of common stock if the effect thereof would cause the Company's stockholders' equity to be reduced below applicable regulatory capital maintenance requirements for insured institutions or below the special liquidation account referred to above.

The Company's subsidiary is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the subsidiary must met specific capital guidelines that involve quantitative measures of the subsidiary's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The subsidiary's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the subsidiary to maintain minimum amounts and ratios (set forth in the table below) of tier 1 capital (as defined in the regulations) to adjusted total assets (as defined in the regulations), tier 1 risk-based capital to risk-weighted assets (as defined in the regulations), and of total risk-based capital (as defined in the regulations) to average assets (as defined in the regulations). Management believes, as of September 30, 1998, that the subsidiary meets all capital adequacy requirements to which it is subject.

As of June 30, 1998, the most recent notification from the Office of Thrift Supervision categorized the subsidiary as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the subsidiary must maintain minimum tier 1, tier I risk-based, total risk-based capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institutions category.

In the following table tier 1 capital is computed as a percentage of adjusted total assets of $188,847, at September 30, 1998, and $178,477, at September 30, 1997. Tier 1 risk-based capital and total risk-based capital are computed as a percent of total risk weighted assets of $114,840, for the year ended September 30, 1998, and $108,635, for the year ended September 30, 1997.

The following sets forth the unconsolidated subsidiary's compliance with each of the regulatory capital requirements as of September 30, 1998 and 1997.

                                              Minimum for      Minimum To Be
                                Actual      Capital Adequacy  Well Capitalized
                           ---------------  ----------------  ----------------
                                                      Minimum          Minimum
                             Amount   Ratio    Amount   Ratio   Amount   Ratio
                            -------  ------   -------  ------  -------  ------
As of September 30, 1998:
Tier 1 or leverage capital
 (to adjusted total assets) $26,991  14.29%   $ 7,554   4.00%  $ 9,442   5.00%
Tier 1 risk-based capital
 (to risk-weighted assets)  $26,991  23.50%   $ 4,594   4.00%  $ 6,890   6.00%
Total risk-based capital
 (to risk-weighted assets)  $27,627  24.06%   $ 9,187   8.00%  $11,484  10.00%

As of September 30, 1997:
Tier 1 or leverage capital
 (to adjusted total assets) $26,797  15.01%   $ 7,139   4.00%  $ 8,924   5.00%
Tier 1 risk-based capital
 (to risk-weighted assets)  $26,797  24.67%   $ 4,345   4.00%  $ 6,518   6.00%
Total risk-based capital
 (to risk-weighted assets)  $27,553  25.36%   $ 8,691   8.00%  $10,864  10.00%


Note 15 - Earnings Per Common Share
A reconciliation of earnings per common share to earnings per common share assuming dilution is as follows:

                                                        September 30,
                                               ------------------------------
                                                 1998       1997       1996
                                               --------   --------   --------
Earnings per common share:
  Net income applicable to common stock        $  3,306   $  2,884   $  2,401
                                               ========   ========   ========
  Weighted average number of common shares
    outstanding, in thousands                     1,627      1,687      1,832
                                               ========   ========   ========
  Earnings per common share                    $   2.03   $   1.71   $   1.31
                                               ========   ========   ========

Earnings per common share - assuming dilution:
  Net income applicable to common stock        $  3,306   $  2,884   $  2,401
                                               ========   ========   ========
  Weighted average number of common shares
    outstanding, in thousands                     1,627      1,687      1,832
Effect of dilutive securities:
  Weighted average shares issuable under the
    Director's stock option plan (thousands)         18          6          1
  Weighted average shares issuable under the
    Employee's stock option plan (thousands)         63         27         --
                                               --------   --------   --------
  Weighted average shares adjusted (thousands)    1,708      1,720      1,833
                                               ========   ========   ========
  Earnings per common share - assuming dilution   $1.94      $1.68      $1.31
                                               ========   ========   ========

Note 16 - Other Noninterest Income and Expense
Other noninterest income and expense amounts are summarized as follows:

                                                        September 30,
                                               ------------------------------
                                                 1998       1997       1996
                                               --------   --------   --------
Other noninterest income:
  Service charges on deposits                   $  172     $  156     $  123
  Other service charges and fees                   122         95         88
  Service fees on loans sold                        93         83         85
  Other                                             60         82        103
                                               --------   --------   --------
                                                $  447     $  416     $  399
                                               ========   ========   ========

Other noninterest expense:
  Data processing charges                       $  113     $  108     $  112
  Advertising                                       65         67         54
  Professional fees                                 56         76        116
  OTS assessments                                   55         48         51
  Stationary, printing, postage, and telephone      95         84         79
  Insurance and bond premiums                       45         43         42
  Other                                            111         94         95
                                               --------   --------   --------
                                                $  540     $  520     $  549
                                               ========   ========   ========


Note 17 - Recent Legislation
In September 1996, the Omnibus Appropriations Act was signed into law. This legislation authorized a one time charge of SAIF-insured institutions in the amount of .657 dollars for every one hundred dollars of assessable deposits, and an eventual merger of the SAIF and Bank Insurance Fund (BIF). The Company included in expense $835 in the year ended September 30, 1996, related to this legislation.


Note 18 - Related Party Transactions
The Company had a total of $829 and $425 at September 30, 1998 and 1997, respectively, in direct loans to officers and directors. New loans totaled $520 and $180, and repayments totaled $116 and $212 for the years ended September 30, 1998 and 1997, respectively. The Company purchases a major portion of its insurance coverage from a company partially owned by two Board Members. The Company paid $40, $41, and $56 for such coverage, during the years ended September 30, 1998, 1997 and 1996, respectively. The Company paid $72, $72, and $72 to directors for director's fees during the years ended September 30, 1998, 1997, and 1996 respectively.


Note 19 - Significant Group Concentrations of Credit Risk
The Company invests a portion of its cash in deposit accounts with various financial institutions in amounts which may exceed the insured amount of $100. The Company performs ongoing evaluations of the financial institutions in which it invests deposits and periodically assesses its credit risk with respect to these accounts. The Company also sells federal funds to other institutions to maximize interest earned on idle cash. Federal funds sold are unsecured loans to the purchasing institution. In the case of an insolvency, the Company would be at risk for federal funds sold to the insolvent institution. Federal funds sold totaled $45 and $1,575 at September 30, 1998
and 1997, respectively.   The Company sells to a pre-approved list of
institutions which are periodically evaluated.

Most of the Company's business activity is with customers located in the Northeast Texas and Southwest Arkansas area, accordingly, a substantial portion of its debtors' ability to honor their contracts is dependent upon this area. Loans to this group are primarily to individual home owners and are secured by one to four family dwellings. The Company's largest loans to one borrower amounted to $3,315 at September 30, 1998. This portfolio is primarily collateralized by commercial real estate. The Company has loans outside its normal lending area to three different borrowers in Ft. Worth, Texas in the total amount of $2,541 and $2,736 at September 30, 1998 and 1997, respectively. This portfolio is secured by three commercial properties.

The Company's policy for requiring collateral on single family dwellings is that the loan not exceed 95% of collateral value. In some cases, however, with board approval, 100% of collateral value may be loaned. For commercial and multi-family dwellings, 85% of loan to collateral value is required. For loans on building sites, 80% of loan to collateral value is required. For loans on undeveloped land, 65% of loan to collateral value is required.


Note 20 - Derivative Financial Instruments
The Company has limited involvement with derivative financial instruments and does not use them for trading purposes.


Note 21 - Fair Value of Financial Instruments
Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate that value. The fair values may not represent actual values of the financial instruments that could have been realized as of year end or that will be realized in the future.

Cash and Cash Equivalents - For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investments and Mortgage-related Securities - The fair value of longer term investments and mortgage-related securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The carrying amounts of stocks approximate fair value because shares may be redeemed at par.

Loans - The fair value of performing loans is calculated by discounting expected cash flows using an estimated market discount rate for similar loans that would be made to borrowers with similar credit history and maturities. The fair value for nonaccrual loans was derived through a discounted cash flow analysis, which includes the opportunity costs of carrying a nonperforming asset. Estimated discount rates were based on the probability of loss and the expected time to recovery. Loans with a higher probability of loss were assigned higher risk premiums and were discounted over long periods of time, resulting in lower values.

Accrued Interest Receivable - For accrued interest receivable, the carrying amount is a reasonable estimate of fair value.

Deposit Liabilities - The fair value of deposits with no stated maturity, such as noninterest-bearing deposits, savings and NOW accounts, and money market and checking accounts is equal to the amount payable upon demand as of September 30, 1998 and 1997. The fair value of certificates of deposit is based on the present value of contractual cash flows. The discount rate used to compute present values are estimated using the rates currently offered for deposits of similar maturities in the Company's marketplace.

Borrowed Money - Due to the short term maturity and or call provisions of the loans, the carrying amount is a reasonable estimate of the fair value.

Commitments to Extend Credit - The Company does not normally charge fees for commitments to extend credit. Interest rates on commitments to extend credit are normally committed for periods of less than one month. The Company does not normally issue standby letters of credit or other financial guarantees. Outstanding loan commitments and the unused portion of loans in progress totaled $11,466 and $6,979 at September 30, 1998 and 1997, respectively. Unused lines of credit totaled $425 and $427 at September 30, 1998 and 1997, respectively. It is impractical to assign any fair value to these commitments.

The carrying amount and estimated fair value of the Company's financial instruments are as follows:

                                       September 30, 1998  September 30, 1997
                                       ------------------  ------------------
                                       Carrying    Fair    Carrying    Fair
                                        Amount     Value    Amount     Value
                                       --------  --------  --------  --------
Financial assets:
  Cash and cash equivalents            $  2,635  $  2,635  $  6,053  $  6,053
  Assets available for sale              25,651    25,651    18,767    18,767
  Investments and mortgage
    backed securities                     2,034     2,053     2,409     2,446
  Loans receivable, net                 155,781   158,698   148,471   151,832
  Accrued interest                        1,331     1,331     1,176     1,176
                                       --------  --------  --------  --------
    Total Financial Assets             $187,432  $190,368  $176,876  $180,274
                                       ========  ========  ========  ========
Financial liabilities:
  Deposits                             $151,955  $153,023  $143,207  $142,996
  Borrowed money                          6,600     6,600     4,989     4,989
                                       --------  --------  --------  --------
    Total Financial Liabilities        $158,555  $159,623  $148,196  $147,985
                                       ========  ========  ========  ========

Note 22 - Parent Company Only Financial Information
Condensed financial statements of Texarkana First Financial Corporation (parent company) are shown below. The parent company has no significant operating activities.

Condensed Statements of Financial Condition:
For the years ended September 30, 1998 and 1997:            1998       1997
                                                          --------   --------
Assets
  Cash                                                    $    340   $    152
  Investment securities available for sale                     335         --
  Dividends receivable                                          --        500
  Federal and state income tax receivable                       73        208
  Investment in subsidiary                                  27,158     26,878
                                                          --------   --------
    Total assets                                          $ 27,906   $ 27,738
                                                          ========   ========
Liabilities
  Accounts payable                                        $    114   $     --
  Dividends payable                                            268        250
  Accrued expenses                                             108        108
                                                          --------   --------
    Total liabilities                                          490        358
                                                          --------   --------
Stockholders' equity
  Common stock                                                  20         20
  Additional paid-in capital                                13,627     13,485
  Common stock acquired by employee benefit plans           (1,831)    (2,208)
  Treasury stock                                            (5,996)    (3,103)
  Unrealized gain (loss) on available for sale securities      127         81
  Retained earnings                                         21,469     19,105
                                                          --------   --------
    Total stockholders' equity                              27,416     27,380
                                                          --------   --------
    Total liabilities and stockholders' equity            $ 27,906   $ 27,738
                                                          ========   ========


Condensed Statements of Operations:
For years ended September 30, 1998, 1997, and 1996
                                                        1998    1997    1996
                                                       ------  ------  ------
Income:
  Income before equity in undistributed
    earnings of subsidiary                             $  123  $  113  $  473
  Dividends from subsidiary                             3,500   3,500      --
  Equity in undistributed income of subsidiary             23    (337)  2,410
                                                       ------  ------  ------
    Total income                                        3,646   3,276   2,883
                                                       ------  ------  ------
Expenses:
  Compensation and employee benefits                      301     320      89
  Management fees                                         240     221     276
  Professional fees                                        20      20      76
  Income tax                                             (244)   (201)     (1)
  Other                                                    23      32      42
                                                       ------  ------  ------
    Total expense                                         340     392     482
                                                       ------  ------  ------
Net income                                             $3,306  $2,884  $2,401
                                                       ======  ======  ======

Condensed Statements of Cash Flow:
For years ended September 30, 1998, 1997, and 1996
                                                        1998    1997    1996
                                                       ------  ------  ------
Income:
Operating activities:
  Interest income                                      $  123  $  151  $  443
  Dividends from subsidiary                             4,000   3,000      --
  Miscellaneous income                                     --      --       4
  Cash paid to suppliers and employees                   (385)   (389)   (390)
  Interest paid                                            (1)    (10)     --
  Income tax (paid) received                              401      27     (78)
                                                       ------  ------  ------
    Net cash provided by (used in)
      operating activities                              4,138   2,779     (21)
                                                       ------  ------  ------
Investing activities:
  Purchase of assets available for sale                  (396)     --  (1,997)
  Proceeds from sale of assets available for sale          --   2,399   1,387
  Collection of ESOP loan principal                       139     139      92
                                                       ------  ------  ------
    Net cash provided by (used in)
      investing activities                               (257)  2,538    (518)
                                                       ------  ------  ------
Financing activities:
  Purchase of common stock for employee benefit plans      --     (59)   (933)
  Purchase of treasury shares                          (2,788) (1,536) (1,567)
  Sale of treasury shares                                   8      --      --
  Funds borrowed                                           --   4,435   2,815
  Borrowed funds repaid                                    --  (7,250)     --
  Dividend and return of capital distributions           (913)   (804) (6,263)
                                                       ------  ------  ------
    Net cash provided by (used in)
      financing activities                             (3,693) (5,214) (5,948)
                                                       ------  ------  ------
Net change during the period                              188     103  (6,487)
Cash and cash equivalents at the
  beginning of the period                                 152      49   6,536
                                                       ------  ------  ------
Cash and cash equivalents at the end of the period     $  340  $  152   $  49
                                                       ======  ======  ======

Reconciliation of net income to net cash
provided by operating activities:
  Net income                                           $3,306  $2,884  $2,401
  Undistributed earnings of subsidiary                    (23)     --  (2,410)
  Excess distributions from subsidiary                     --     337      --
  Amortization of discounts and  premiums                  --      --     (16)
  Amortization of employee benefit plans                  199     199      89
  (Increase) decrease in dividends
    receivable from subsidiary                            500    (500)     --
  Increase (decrease) in income tax payable               156    (173)    (85)
  Increase (decrease) in other receivables and payables     --     32      --
                                                       ------  ------  ------
    Net cash provided by(used in) operating activities $4,138  $2,779    ($21)
                                                       ======  ======  ======

                TEXARKANA FIRST FINANCIAL CORPORATION
                   DIRECTORS AND EXECUTIVE OFFICERS


    DIRECTORS                               EXECUTIVE OFFICERS


    John M. Andres                            James W. McKinney
      Managing Partner,                         Chairman of the Board and
      Thomas & Thomas                           Chief Executive Officer

    John E. Harrison                          Donald N. Morriss
      President and                             Vice Chairman of the Board
      Chief Operating Officer

    Arthur L. McElmurry                       John E. Harrison
      Retired CEO,                              President and
      Wadley Regional Medical Center            Chief Operating Officer

    James W. McKinney                         Travis L. Mauldin
      Chairman of the Board and                 Executive Vice President
      Chief Executive Officer

    Donald N. Morriss                         James L. Sangalli
      Chairman and President,                   Chief Financial Officer
      Offenhauser & Co., Inc.

    Josh R. Morriss, Jr.
      Retired Chairman,
      Offenhauser & Co., Inc.






                             BANKING LOCATIONS


                                 Main Office

                            Third & Olive Streets
                          Texarkana, Arkansas 71854


                         Branch Offices and Managers

    611 East Wood Street                      1011 W. Collin Raye Drive
    Ashdown, Arkansas 71822                   DeQueen, Arkansas 71832
      Rocky B. Murray                           W. Lynn Chaney, VP

    6th & S. Main                             111 W. Shepherd
    Hope, Arkansas 71801                      Nashville, Arkansas 71852
      Paul S. Ball, VP                          Betty A. Willard

                           STOCKHOLDER INFORMATION



TRANSFER AGENT/REGISTRAR

   Registrar and Transfer Company
   10 Commerce Drive
   Cranford, New Jersey 07016
   (800)866-1340



INDEPENDENT AUDITORS

   Wilf & Henderson, P.C.
   1430 College Drive
   P.O. Box 5197
   Texarkana, Texas 75505



SPECIAL LEGAL COUNSEL

   Elias, Matz, Tiernan & Herrick L.L.P.
   734 15th Street, N.W., Suite 1200
   Washington, D.C. 20005



STOCKHOLDER REQUESTS

   Stockholders may request, without charge, a copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission by writing:

        Debbie Rose, Secretary
        Texarkana First Financial Corporation
        P.O. Box 2950
        Texarkana, Arkansas 75505

   Stockholders needing assistance with stock records, transfers or lost certificates, please contact the Company's transfer agent, Registrar and Transfer Company.



MARKET LISTING

   Shares of the Company's common stock are listed and traded on the American Stock Exchange under the name of Texarkana, symbol "FTF". At September 30, 1998, the Company had approximately 412 stockholders of record. Such holdings do not reflect the number of beneficial owners of common stock.